

Mail Stop 3561

October 6, 2016

Jason Wheeler
Chief Financial Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

  Re: Tesla Motors, Inc.
    Amendment No. 3 to Registration Statement on Form S-4
    Filed September 29, 2016
    File No. 333-213390

Dear Mr. Wheeler:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2016 letter.

Registration Statement on Form S-4

General

1. We note your response to our prior comment 1 and to comment 1 in our letter dated September 16, 2016. Without necessarily agreeing with your analysis regarding the availability of the exception in Rule 13e-3(g)(2) to this transaction, we will not undertake any further review of this issue at this time.

Exhibit 8.1

2. Please have counsel revise the second sentence of the second paragraph in Exhibit 8.1 to state that the prospectus discussion of tax consequences is counsel's opinion. Similarly,

please have counsel revise the second full paragraph on page 2 of Exhibit 8.2. The accuracy of the prospectus discussion is not an appropriate subject of a tax opinion. For additional guidance, please refer to section III. C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: David C. Karp
        Wachtell, Lipton, Rosen & Katz